Filed by Gores Holdings VI, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gores Holdings VI, Inc.
Commission File No.: 001-39790
Date: July 8, 2021

**** IMPORTANT REMINDER ****

Dear Gores Holdings VI, Inc. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders (the “Special Meeting”) of Gores Holdings VI, Inc. (“GHVI”) to vote on the previously announced proposed business combination with Matterport, Inc., which is scheduled to be held virtually, via live webcast, on July 20, 2021 at 9:00 a.m. ET. GHVI’s stockholders of record at the close of business on the record date, June 16, 2021, are entitled to vote. Even if you sold your shares after the record date you still have the right to vote!

You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

The board of directors of GHVI recommends that you vote “FOR” all proposals. Even if you plan on attending the Special Meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Gores Holdings VI, Inc. and for taking the time to vote your shares.

Sincerely,

Alec Gores

Chairman of the Board of Directors

Additional Information about the Transactions and Where to Find It

In connection with the proposed business combination, GHVI has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of GHVI. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all the GHVI stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GHVI may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of GHVI and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by GHVI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHVI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GHVI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from GHVI’s stockholders in connection with the proposed business combination. Information about GHVI’s directors and executive officers and their ownership of GHVI’s securities is set forth in GHVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between GHVI and Matterport, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHVI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GHVI’s securities; (ii) the risk that the proposed business combination may not be completed by GHVI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHVI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHVI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GHVI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GHVI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of GHVI’s securities on the NASDAQ; (viii) the price of GHVI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in GHVI’s final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by GHVI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GHVI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GHVI nor Matterport gives any assurance that either GHVI or Matterport will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between GHVI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.